Exhibit 12
DISCOVERY COMMUNICATIONS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(unaudited; in millions, except ratio amounts)

	Years Ended December 31,
	2016		2015		2014		2013		2012
Earnings:
Income from continuing operations, net of taxes(a)	$1,218		$1,048		$1,137		$1,077		$956
Add:
Provision for income taxes(a)	453		511		610		659		562
Loss (income) from equity investees, net	38		(1)		(23)		(18)		86
Distributions of income from equity investees	6		8		22		14		20
Total interest expense	360		332		333		309		251
Portion of rents representative of the interest factor	41		44		48		31		22
Earnings, as adjusted	$2,116		$1,942		$2,127		$2,072		$1,897
Fixed charges:
Total interest expense	$360		$332		$333		$309		$251
Portion of rents representative of the interest factor	41		44		48		31		22
Total fixed charges	$401		$376		$381		$340		$273
Preferred stock dividends	—		—		—		—		—
Total combined fixed charges and preferred stock dividends	$401		$376		$381		$340		$273
Ratio of earnings to fixed charges	5.3	x	5.2	x	5.6	x	6.1	x	6.9	x
Ratio of earnings to combined fixed charges and preferred stock dividends	5.3	x	5.2	x	5.6	x	6.1	x	6.9	x

(a) On September 17, 2012, the Company sold its postproduction audio business, whose results of operations have been reclassified to discontinued operations for all periods presented.